                                                Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-99082

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 13, 1997

                                  $125,000,000

                        [MARTIN MARIETTA MATERIALS LOGO]
                        6.90% NOTES DUE AUGUST 15, 2007
                             ---------------------

     Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1998. The Notes will mature on August 15, 2007, and may not be redeemed by Martin Marietta Materials, Inc. (the "Company") prior thereto. The Notes are not entitled to any mandatory redemption or sinking fund provisions. The Notes are unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. For additional information, see "Description of Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

     The Notes will be represented by one or more permanent Global Securities deposited with, or on behalf of, The Depository Trust Company, as Depositary, and registered in the name of a nominee of the Depositary. Except under the limited circumstances described in the Prospectus under "Description of Debt Securities -- Global Securities," owners of beneficial interests in Global Securities will not be entitled to physical delivery of Notes in certificated form. Global Securities may not be transferred except as a whole by the Depositary to a nominee of the Depositary or to a successor of the Depositary or its nominee.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                     Initial Public          Underwriting            Proceeds to
                                                   Offering Price(1)         Discount(2)            Company(1)(3)
                                                   -----------------         ------------           -------------
Per Note........................................        99.707%                 .650%                  99.057%
Total...........................................      $124,633,750             $812,500              $123,821,250

---------------

(1) Plus accrued interest from August 15, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $125,000 payable by the Company.
                             ---------------------

     The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of the Depositary in New York, New York, on or about August 18, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                               J. P. MORGAN & CO.
                                                      MORGAN STANLEY DEAN WITTER
                             ---------------------

           The date of this Prospectus Supplement is August 13, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             ---------------------

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes, estimated to be $123,696,250, will be used to repay a portion of the Company's United States commercial paper. At July 31, 1997, the Company had outstanding $200,000,000 of United States commercial paper, bearing interest at effective rates ranging from 5.70% to 5.77% and with maturity dates not exceeding 63 days from the date of offer and sale. The Company's United States commercial paper was offered and sold on July 3, 1997 initially to repay certain outstanding indebtedness under the Company's 5-year and 364-day revolving credit agreements (the "Credit Agreements") with Morgan Guaranty Trust Company of New York, as agent bank, which indebtedness was incurred in the financing of the acquisition of American Aggregates Corporation ("AAC"). Borrowings under each such Credit Agreement bear interest, at the Company's option, at rates based upon, (i) the Euro-Dollar rate (as defined on the basis of a LIBOR, plus an interest rate margin), (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%), or (iii) a competitively determined rate (as defined on the basis of a bidding process). See "Underwriting" in this Prospectus Supplement.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company at June 30, 1997 and the capitalization as adjusted to give effect to (i) the repayment of certain indebtedness outstanding under the Credit Agreements through the offering and sale of United States commercial paper and (ii) the sale by the Company of the Notes offered hereby and the application of the proceeds to repay a portion of the Company's United States commercial paper as described under "Use of Proceeds." This table should be read in conjunction with the unaudited consolidated financial statements and notes thereto which are incorporated by reference in the Prospectus.

                                                                  AT JUNE 30, 1997
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                               (DOLLARS IN THOUSANDS)
                                                                     (UNAUDITED)
Current loans payable and current portions of long-term
  debt:
  Loans payable.............................................  $100,000       $ 25,000
  Long-term debt............................................     1,313          1,313
                                                              --------       --------
                                                              $101,313       $ 26,313
                                                              --------       --------
Loans payable and long-term debt:
  Loans payable.............................................  $150,000       $100,000
  7% Debentures, due 2025...................................   124,190        124,190
  Other long-term debt......................................     1,745          1,745
  Notes offered hereby......................................        --        125,000
                                                              --------       --------
                                                              $275,935       $350,935
                                                              --------       --------
Shareholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; none issued................................        --             --
  Common stock, $.01 par value; 100,000,000 shares
     authorized; 46,079,604 shares issued...................  $    461       $    461
  Additional paid-in capital................................   331,309        331,309
  Retained earnings.........................................   177,430        177,430
                                                              --------       --------
          Total shareholders' equity........................   509,200        509,200
                                                              --------       --------
          Total capitalization..............................  $886,448       $886,448
                                                              ========       ========

                            SELECTED FINANCIAL DATA

     The Statement of Earnings Data set forth below for each of the years in the three-year period ended December 31, 1996 and the Balance Sheet Data set forth below as of December 31, 1995 and 1996, are derived from the audited consolidated financial statements of the Company and notes thereto incorporated by reference in the Prospectus to which this Prospectus Supplement relates. These consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The Statement of Earnings Data set forth below for each of the years in the two-year period ended December 31, 1993 and the Balance Sheet Data set forth below as of December 31, 1992, 1993 and 1994 are derived from the audited consolidated financial statements of the Company, which also have been audited by Ernst & Young LLP. The Statement of Earnings Data for the six-month periods ended June 30, 1996 and 1997, and the Balance Sheet Data as of June 30, 1996 and 1997, are derived from the Company's unaudited consolidated condensed financial information and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The earnings results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1997.

     The selected financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and related notes thereto which are incorporated by reference in the Prospectus to which this Prospectus Supplement relates.

                                                                                          SIX MONTHS
                                             YEARS ENDED DECEMBER 31,                   ENDED JUNE 30,
                               ----------------------------------------------------   -------------------
                                 1992       1993       1994       1995       1996       1996     1997(1)
                               --------   --------   --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF EARNINGS DATA:
Net sales....................  $408,321   $452,906   $501,660   $664,406   $721,947   $336,985   $390,353
Gross profit.................    98,383    121,315    139,143    167,164    182,510     79,135     95,631
Earnings from operations.....    55,120     76,395     91,887    107,565    120,676     48,450     62,738
Interest expense.............     1,042      3,234      6,865      9,733     10,121      5,696      5,765
Earnings before taxes on
  income, extraordinary item
  and net cumulative effect
  of accounting changes......    56,546     74,058     90,420    103,791    118,953     47,116     60,620
Extraordinary item(2)........        --         --     (4,641)        --         --         --         --
Net cumulative effect of
  accounting changes(3)......        --    (17,512)        --         --         --         --         --
Net earnings.................    38,986     30,489     53,704     67,551     78,628     31,144     39,276
BALANCE SHEET DATA:
Working capital(4)...........  $ 85,544   $ 89,119   $132,421   $141,019   $183,022   $165,239   $122,598
Net property, plant and
  equipment..................   261,666    278,310    291,622    392,223    408,820    393,708    589,298
Total assets.................   447,306    496,991    593,891    789,371    768,918    746,368  1,121,176
Loans payable................        --         --         --         --         --     24,480    100,000
Long-term debt (including
  current maturities of long-
  term debt).................    13,402    235,312    108,224    228,726    127,163    125,663    277,248
Business equity..............   354,875         --         --         --         --         --         --
Shareholders' equity.........        --    145,447    376,269    423,545    480,977    444,552    509,200
FINANCIAL RATIOS:
Ratio of earnings to fixed
  charges (unaudited)(5)(6)..     22.37      16.57      12.39      10.16      11.12       8.26      10.08
Pro forma ratio of earnings
  to fixed charges
  (unaudited)(5).............        --         --         --         --         --         --       4.87

---------------

(1) The financial data for the six months ended June 30, 1997 include the operations of the AAC business from the date of its acquisition by the Company.
(2) This amount represents the after tax extraordinary loss on the early extinguishment of debt associated with the February 1994 in-substance defeasance of $125 million of long-term indebtedness.
(3) Net cumulative effect of accounting changes reflects the 1993 adoption of the change in methods of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.
(4) Working capital at June 30, 1997 reflects the inclusion of $100 million that represents the current portion of indebtedness under the Company's Credit Agreements and certain amounts due CSR America, Inc. ("CSRA") in connection with the AAC acquisition. Such current portion of indebtedness under the Company's Credit Agreements was repaid in connection with the offer and sale of the Company's United States commercial paper on July 3, 1997. See "Use of Proceeds" in this Prospectus Supplement.
(5) The ratio of earnings to fixed charges has been computed by dividing earnings and fixed charges, excluding capitalized interest, by fixed charges. For purposes of this ratio, "earnings" consist of earnings before taxes on income, net extraordinary item and net cumulative effect of accounting changes, adjusted for undistributed earnings of less-than-fifty-percent-owned affiliates. "Fixed charges" represent interest expense relating to any indebtedness whether expensed or capitalized, as well as such portion of rental expense as can be demonstrated to be representative of an interest factor. The pro forma ratio of earnings to fixed charges reflects the offer and sale of commercial paper, the repayment of certain indebtedness outstanding under the Credit Agreements, the issuance of the Notes and the reduction of commercial paper as if such transactions had occurred on January 1, 1997. The pro forma earnings include the operations of the AAC business from the date of its acquisition by the Company.
(6) The Company was incorporated in November 1993, at which time it assumed the obligations with respect to certain indebtedness of its parent. Prior to its incorporation, the Company was an operating division of the Martin Marietta Corporation and its capitalization did not include significant interest-bearing indebtedness. Accordingly, the ratio of earnings to fixed charges may not be comparable in all periods presented.

                              RECENT DEVELOPMENTS

     In October 1996, Lockheed Martin Corporation ("Lockheed Martin") disposed of its approximately 81% direct and indirect ownership interest in the common stock, par value $.01, of the Company ("Common Stock") to the public markets. The disposition was completed by means of a tax-free exchange offer pursuant to which Lockheed Martin stockholders were given the opportunity to exchange shares of Lockheed Martin common stock for shares of the Company's Common Stock, which resulted in 100% of the outstanding shares of Common Stock being publicly traded.

     On May 28, 1997, the Company acquired all of the issued and outstanding shares of capital stock of AAC and certain other assets of CSRA for an adjusted purchase price of approximately $242 million in cash, subject to certain further post-closing adjustments related to working capital, plus certain assumed liabilities, including liabilities of $6.7 million for projected and accumulated post-retirement benefit obligations in excess of certain benefit plans' assets, and a provision of approximately $8 million to consummate the transaction and integrate the operations. CSRA also assumed certain liabilities of AAC. The operations and business of AAC primarily relate to the production, marketing, distribution and sale of construction aggregates products. The acquisition includes the Ohio and Indiana operations of AAC, with more than 25 production facilities, and increases the Company's annual production capacity by more than 25 million tons -- in addition to adding over a billion tons of mineral reserves, of which approximately 0.7 billion tons are zoned currently for production, and 11,000 acres of property. AAC is a leading supplier of aggregates products in Indianapolis, Indiana and Cincinnati, Dayton and Columbus, Ohio.

                                    BUSINESS

     The following description of the Company's business is qualified in its entirety by and should be read together with the more detailed information and financial statements incorporated by reference in the Prospectus to which this Prospectus Supplement relates.

     The Company is the United States' second largest producer of aggregates for the construction industry, including highways, infrastructure, commercial and residential. The Company also manufactures and markets magnesia-based products, including heat-resistant refractory products for the steel industry, chemical products for industrial, agricultural and environmental uses and dolomitic lime. In 1996, the Company's aggregates business accounted for 82% of the Company's total revenues and the Company's magnesia-based products segment accounted for 18% of the Company's total revenues. Additionally, the Company continues to explore the proprietary uses of new technologies.

     The Company was formed in November 1993 as a North Carolina corporation to be the successor to substantially all of the assets and liabilities of the materials group of Martin Marietta Corporation and its subsidiaries. An initial public offering of a portion of the Company's Common Stock was completed in February 1994 whereby 8,797,500 shares of Common Stock (representing approximately 19% of the shares outstanding) were sold to the public. Lockheed Martin owned directly and indirectly approximately 81% of the Common Stock until disposing of its interest in the public market in October 1996. See "Recent Developments" in this Prospectus Supplement.

AGGREGATES

     The Company's aggregates segment processes and sells granite, sandstone, limestone, shell and other aggregates products for use in all sectors of the public infrastructure, industrial, commercial and residential construction industries. The Company is the United States' second largest producer of aggregates. In 1996, the Company shipped approximately 101 million tons of aggregates to customers in 25 Southeastern, Midwestern and Central states and 5 foreign countries, generating net sales and earnings from operations of $591.3 million and $109.4 million, respectively. In 1996, approximately 88% of the aggregates shipped by the Company were crushed stone, primarily granite and limestone, and approximately 12% were sand and gravel. The Company has focused on the production of aggregates and has not integrated vertically into other construction materials businesses.

     The Company's aggregates business is concentrated principally in the Southeast, Midwest and Central states. Aggregate products are sold and shipped from a network of more than 250 quarries and distribution facilities in 19 states and in the Bahama Islands and Canada via truck, rail and water-based transportation systems. Aggregates can be found in abundant quantities throughout the United States, and there are many producers nationwide. However, as a general rule, the size of the market area of an aggregates quarry is limited because the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. As a result, proximity of quarry facilities to customers is the most important factor in competition for aggregates business and helps explain the highly fragmented nature of the aggregates industry. Access to water distribution as a result of certain acquisitions made by the Company enables the Company to extend its market reach in the coastal markets and the areas immediately contiguous thereto.

     The Company's aggregates business is also highly seasonal, due primarily to the effect of weather conditions on construction activity within its markets. Accordingly, the Company's second and third quarters are generally the strongest, with the first quarter generally reflecting the weakest results.

Magnesia-Based Products

     The Company also manufactures and markets dolomitic lime and magnesia-based products, including heat-resistant refractory products for the steel industry and magnesia-based chemicals products for industrial, agricultural and environmental uses, including wastewater treatment, sulphur dioxide scrubbing and acid neutralization. In 1996, the Company's Magnesia Specialties Division generated net sales of $130.7 million and earnings from operations of $11.3 million. Magnesia Specialties' refractory and dolomitic lime products are sold primarily to the steel industry.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this Prospectus Supplement may contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), that are based on management's belief and assumptions, as well as information currently available to management. When used in or incorporated by reference in this Prospectus Supplement, the words "anticipate," "estimate," "expect," and words of similar import may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those arising out of economic, climactic, political, regulatory, competitive and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or financial conditions may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's results, performance or financial condition are fluctuations in national and regional economic conditions, cyclical swings in construction spending, the level of public funding for infrastructure, the economic condition of the steel industry, the degree and nature of competition, demand for the Company's services, changes in laws and regulations affecting the Company's business, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to expand into new markets, and to maintain profit margins in the face of pricing pressures and other factors referenced or incorporated by reference in this Prospectus Supplement. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference in this Prospectus Supplement to reflect future events or developments.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements and, to the extent inconsistent therewith, replaces, insofar as such description relates to the Notes, the description of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The 6.90% Notes due 2007 (the "Notes") will be limited to $125,000,000 aggregate principal amount and will mature on August 15, 2007. The Notes will bear interest at 6.90% per annum payable on February 15 and August 15 of each year, commencing February 15, 1998, to the person in whose name the Notes were registered at the close of business on the preceding February 1 and August 1, respectively, subject to certain exceptions.

     The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

REDEMPTION, SINKING FUND

     The Notes are not redeemable prior to maturity and are not entitled to any sinking fund.

DEFEASANCE

     The provisions of the Indenture relating to defeasance and covenant defeasance described under the caption "Description of Debt
Securities -- Defeasance" in the Prospectus shall apply to the Notes.

GLOBAL SECURITIES

     The Notes will be represented in whole or in part in the form of one or more permanent Global Securities deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. Except under the limited circumstances described in the Prospectus under "Description of Debt Securities -- Global Securities," owners of beneficial interests in Global Securities will not be entitled to physical delivery of Notes in certificated form. Global Securities may not be transferred except as a whole by the Depositary to a nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. The Depositary's participants who maintain accounts directly with the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are in the form of Global Securities, all payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and notes of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Goldman, Sachs & Co. .......................................    $ 41,700,000
J.P. Morgan Securities Inc..................................      41,650,000
Morgan Stanley & Co. Incorporated...........................      41,650,000
                                                                ------------
          Total.............................................    $125,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of .400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes. After the Notes are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. The Notes will not be listed on any national securities exchange.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

     From time to time, the Underwriters have provided various investment banking and other services to the Company. In addition, Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is the agent bank under the Company's Credit Agreements and Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are dealers in the Company's United States commercial paper. See "Use of Proceeds" in this Prospectus Supplement.

                                  $300,000,000

                        [MARTIN MARIETTA MATERIALS LOGO]

                                DEBT SECURITIES

     Martin Marietta Materials, Inc. (the "Company") may from time to time offer senior unsecured debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"), which may be offered in separate classes or series and which will rank on a parity with all other unsecured and unsubordinated debt of the Company, with an aggregate initial public offering price of up to U.S. $300,000,000 (or the equivalent in foreign denominated currency, composite currency or currencies or currency units based on or relating to foreign currencies). The Debt Securities may be offered in amounts, at prices and on terms to be determined at the time or times of offering, which will be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     Certain terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement. These terms will include, where applicable, the specific designation, ranking, priority, aggregate principal amount, currency or currencies, denominations, maturity, premium or discount, if any, interest rate (which may be fixed or variable), time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion or exchange and form and any other terms. The applicable Prospectus Supplement will also include the net proceeds, initial offering price and any other terms in connection with the offer and sale of Debt Securities and will contain information, where applicable, about certain United States federal income tax considerations relating to the Debt Securities and any listing on a securities exchange of the Debt Securities covered by such Prospectus Supplement.

     The Debt Securities may be sold by the Company to or through underwriters or dealers, through agents, directly to purchasers, or through a combination of any such methods of sale. If any agents, dealers or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of the Prospectus Supplement describing the method and terms of the offering of such class or series of Debt Securities.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                The date of this Prospectus is August 13, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov containing reports and information statements and other information regarding registrants that file electronically with the Commission (including the Company). The Company's Common Stock is listed on the New York Stock Exchange, and these records and other information can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

     Statements contained in this Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this
Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 1997 and June 30, 1997; and

          (c) the Company's Current Reports on Form 8-K filed with the Commission on June 12, 1997 and on Form 8-K/A filed with the Commission on August 4, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein, in a Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus other than exhibits and schedules to such documents (except that the Company will provide copies of exhibits or schedules that are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Martin Marietta Materials, Inc., 2710 Wycliff Road, Raleigh, North Carolina 27607-3033, Attention: Secretary (telephone: (919) 781-4550).

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY APPLICABLE PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                                  THE COMPANY

     Martin Marietta Materials, Inc. (the "Company") is the United States' second largest producer of aggregates for the construction industry, including highways, infrastructure, commercial and residential. The Company also manufactures and markets magnesia-based products, including heat-resistant refractory products for the steel industry, chemical products for industrial, agricultural and environmental uses and dolomitic lime. In 1996, the Company's aggregates business accounted for 82% of the Company's total revenues and the Company's magnesia-based products segment accounted for 18% of the Company's total revenues. Additionally, the Company continues to explore the proprietary uses of new technologies.

     The Company was formed in November 1993 as a North Carolina corporation to be the successor to substantially all of the assets and liabilities of the materials group of Martin Marietta Corporation and its subsidiaries. An initial public offering of a portion of the common stock, par value $.01, of the Company (the "Common Stock") was completed in February 1994 whereby 8,797,500 shares of Common Stock (representing approximately 19% of the shares outstanding) were sold to the public. Lockheed Martin Corporation ("Lockheed Martin"), which was formed as the result of a business combination between Martin Marietta Corporation and Lockheed Corporation in March 1995, owned directly and indirectly approximately 81% of the Common Stock until disposing of its interest in the public market in October 1996. The disposition was completed by means of a tax-free exchange offer pursuant to which Lockheed Martin stockholders were given the opportunity to exchange shares of Lockheed Martin common stock for shares of the Company's Common Stock, which resulted in 100% of the outstanding shares of Common Stock being publicly traded.

     The address of the Company's principal executive office is 2710 Wycliff Road, Raleigh, North Carolina 27607, and its telephone number is (919) 781-4550.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this Prospectus or any Prospectus Supplement may contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that are based on management's belief and assumptions, as well as information currently available to management. When used in or incorporated by reference in this Prospectus or any Prospectus Supplement, the words "anticipate," "estimate," "expect," and words of similar import may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those arising out of economic, climactic, political, regulatory, competitive and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or financial conditions may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's results, performance or financial condition are fluctuations in national and regional economic conditions, cyclical swings in construction spending, the level of public funding for infrastructure, the economic condition of the steel industry, the degree and nature of competition, demand for the Company's services, changes in laws and regulations affecting the Company's business, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to expand into new markets, and to maintain profit margins in the face of pricing pressures and other factors referenced or incorporated by reference in this Prospectus or any Prospectus Supplement. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference in this Prospectus or any Prospectus Supplement to reflect future events or developments.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities offered by the Company will be added to the general funds of the Company and will be available for the general corporate purposes of the Company, which may include but are not limited to repayment of indebtedness, working capital, capital expenditures and acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for each of the periods indicated.

                                                                                    SIX MONTHS
                                                                                       ENDED
                                               YEARS ENDED DECEMBER 31,(2)           JUNE 30,
                                          -------------------------------------    -------------
                                          1992    1993    1994    1995    1996     1996    1997
                                          -----   -----   -----   -----   -----    -----   -----
Ratio of Earnings to Fixed Charges(1)...  22.37   16.57   12.39   10.16   11.12     8.26   10.08

---------------

(1) The ratio of earnings to fixed charges has been computed by dividing earnings and fixed charges, excluding capitalized interest, by fixed charges. For purposes of this ratio, "earnings" consist of earnings before taxes on income, net extraordinary item and net cumulative effect of accounting changes, adjusted for undistributed earnings of less-than-fifty-percent-owned affiliates. "Fixed charges" represent interest expense relating to any indebtedness whether expensed or capitalized, as well as such portion of rental expense as can be demonstrated to be representative of an interest factor.
(2) The Company was incorporated in November 1993, at which time it assumed the obligations with respect to certain indebtedness of its parent. Prior to its incorporation, the Company was an operating division of the Martin Marietta Corporation and its capitalization did not include significant interest-bearing indebtedness. Accordingly, the ratio of earnings to fixed charges may not be comparable in all periods presented.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities"), including the nature of any variation from the following general provisions applicable to the Offered Debt Securities, will be described in the Prospectus Supplement relating to the Offered Debt Securities.

     The Offered Debt Securities are to be issued in one or more series under an indenture (the "Indenture") between the Company and First Union National Bank (formerly First Union National Bank of North Carolina) as Trustee (the "Trustee"), a copy of which indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including definitions of certain terms. Provisions of or defined terms in the Indenture that are used in this Prospectus are incorporated by reference.

GENERAL

     The Indenture does not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness that may be issued thereunder and provides that Debt Securities may be issued in one or more series in an aggregate principal amount which may be authorized from time to time by the Company. The Debt Securities will be unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated debt of the Company. There is no requirement that future issues of debt securities of the Company be issued under the Indenture, and the Company is free to employ other indentures or documentation, containing provisions different from those included in the Indenture or applicable to one or more issues of Offered Debt Securities, in connection with future issues of such other debt securities.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) the price at which the Offered Debt Securities will be issued; (3) any limit on the aggregate principal amount of the Offered Debt Securities; (4) the date or dates (or manner of determining the same) on which the Offered Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) per annum (or the method or methods by which such rate or rates will be determined) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue; (6) the date or dates on which such interest will be payable and the record dates for such interest payment dates and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months; (7) if the trustee in respect of the Offered Debt Securities is other than the Trustee (or any successor thereto), the identity of the trustee; (8) any mandatory or optional sinking fund or purchase fund or analogous provision; (9) any provisions relating to the date after which, the circumstances under which, and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or of the holder thereof and certain other terms and provisions of such optional or mandatory redemption;
(10) if the Offered Debt Securities are denominated in other than United States dollars, the currency or currencies (including composite currencies) in which the Offered Debt Securities are denominated; (11) if payments of principal (and premium, if any) or interest, if any, in respect of the Offered Debt Securities are to be made in a currency other than United States dollars or the amounts of such payments are to be determined with reference to an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated, the currency or currencies (including composite currencies) or the manner in which such amounts are to be determined, respectively; (12) if the amount payable upon acceleration of the Offered Debt Securities is other than the full principal amount, the portion of the principal amount payable upon acceleration; (13) any provisions relating to the conversion of Offered Debt Securities into Debt Securities of another series; (14) any provisions restricting defeasance of the Offered Debt Securities; (15) if the Offered Debt Securities will be issued, in whole or in part, in the form of one or more temporary or permanent

Global Securities, the identity of the depositary for such Global Securities; and (16) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture.

     Unless otherwise indicated in the Prospectus Supplement in respect of which this Prospectus is being delivered, principal of, premium, if any, and interest, if any, on the Offered Debt Securities (other than Offered Debt Securities issued as Global Securities) will be payable, and the Offered Debt Securities (other than Offered Debt Securities issued as Global Securities) will be exchangeable and transfers thereof will be registrable, at the office of the Trustee and at any other office maintained at that time by the Company for such purpose, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the holder as it appears in the register of the Offered Debt Securities.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. For certain information about Debt Securities issued in global form, see "Description of Debt Securities -- Global Securities." The Company may charge a reasonable fee for any transfer or exchange of the Offered Debt Securities and may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement in respect of which this Prospectus is being delivered, if applicable.

     Debt Securities may be issued, from time to time, with the principal amount payable on the applicable principal payment date, or the amount of interest payable on the applicable interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. In such cases, holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factor. Information, if any, as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or the factors to which the amount payable on such date is linked and certain additional tax considerations applicable to the Offered Debt Securities will be set forth in the Prospectus Supplement in respect of which this Prospectus is being delivered.

     The Indenture provides that the Trustee and the Paying Agent shall promptly pay to the Company upon request any money held by them for the payment of principal (and premium, if any) or interest that remains unclaimed for two years. In the event the Trustee or the Paying Agent returns money to the Company following such two-year period, Securityholders thereafter shall be entitled to payment only from the Company, subject to all applicable escheat, abandoned property and similar laws.

     The Indenture does not limit the amount of additional unsecured indebtedness that the Company or any of its Subsidiaries may incur. Unless otherwise specified in the resolutions or any supplemental indenture establishing the terms of the Offered Debt Securities, the terms of the Offered Debt Securities or the covenants contained in the Indenture do not afford holders of the Offered Debt Securities protection in the event of a highly leveraged or other similar transaction involving the Company that may adversely affect Securityholders. See "Description of Debt Securities -- Certain Covenants."

GLOBAL SECURITIES

     Debt Securities of any series may be issued in the form of one or more Global Securities that will be deposited with a depositary (the "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for

Debt Securities in definitive registered form, a Global Security may not be transferred except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor Depositary or a nominee of any successor.

     The specific terms of the depositary arrangement with respect to any series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company, however, anticipates that the provisions set forth below generally will apply to such depositary arrangements.

     Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

     As long as the Depositary or its nominee is the registered owner of such Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal (and premium, if any) and interest, if any, on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither the Company, the Trustee nor any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal (and premium, if any) or interest, if any, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants and not of the Company, the Trustee or any Paying Agent.

     If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue in exchange therefor Debt Securities of such series in registered form in the names provided by the Depositary.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture or the Debt Securities of any series may be amended or supplemented with the written consent of the holders of not less than a majority in principal amount of the then outstanding Debt Securities of the affected series; provided that the Company and the Trustee may not without the consent of the holder of each outstanding Debt Security affected thereby (a) reduce the amount of Debt Securities of any series whose holders must consent to an amendment, supplement or waiver, (b) reduce the rate of or extend the time for payment of interest on any Debt Security, (c) reduce the principal of or extend the fixed maturity of any Debt Security, (d) reduce the portion of the principal amount of a Discounted Security payable upon acceleration of its maturity or (e) make any Debt Security payable in money other than that stated in the Debt Security. Any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Debt Securities of the affected series, except a default in payment of principal or interest or in respect of other provisions requiring the consent of the holder of each such Debt Security of that series in order to amend. Without the consent of any Securityholder, the Company and the Trustee may amend or supplement the Indenture or the Debt Securities without notice to cure any ambiguity, omission, defect or inconsistency, to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities, to comply with the provisions of the Indenture concerning mergers, consolidations and transfers of all or substantially all of the assets of the Company, to appoint a trustee other than the Trustee (or any successor thereto) as trustee in respect of one or more series of Debt Securities, or to add, change or eliminate provisions of the Indenture as shall be necessary or desirable in accordance with any amendment to the Trust Indenture Act of 1939. In addition, without the consent of any Securityholder, the Company and the Trustee may amend or supplement the Indenture or the Debt Securities to make any change that does not materially adversely affect the rights of any Securityholder of that series. Whenever the Company requests the Trustee to take any action under the Indenture, including a request to amend or supplement the Indenture without the consent of any Securityholder, the Company is required to furnish the Trustee with an officers' certificate and an opinion of counsel to the effect that all conditions precedent to the action have been complied with. Without the consent of any Securityholder, the Trustee may waive compliance with any provisions of the Indenture or the Debt Securities if the waiver does not materially adversely affect the rights of any Securityholder.

CERTAIN COVENANTS

     Unless otherwise specified in the Board Resolution or Resolutions or any supplemental indenture establishing the terms of the Debt Securities of any series, the terms of the Debt Securities of any series or the covenants contained in the Indenture do not afford holders of Debt Securities protection in the event of a highly leveraged or other similar transaction involving the Company that may adversely affect Securityholders. If the Offered Debt Securities contain, or a future supplemental indenture contains, covenants to afford Securityholders protection in the event of a highly leveraged or similar transaction, the Prospectus Supplement relating to the Offered Debt Securities (or an applicable pricing supplement) will provide a brief description of such protective covenants. The Indenture does not limit the amount of additional unsecured indebtedness that the Company or any of its Subsidiaries may incur.

     Certain Definitions. For purposes of the covenants included in the Indenture, the following terms generally shall have the meanings provided below.

     "Attributable Debt" for a lease means the carrying value of the capitalized rental obligation determined under generally accepted accounting principles whether or not such obligation is required to be shown on the balance sheet as a long-term liability. The carrying value may be reduced by the capitalized value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property. "Attributable Debt" does not include any obligation to make payments arising from the transfer of tax benefits under the Economic Recovery Tax Act of 1981 (as it may from time to time be amended, or any successor statute) to the extent such obligation is offset by or conditioned upon receipt of payments from another person.

     "Capital Expenditures" means, for any period, any expenditures of the Company or its Subsidiaries during such period that, in conformity with generally accepted accounting principles consistently applied, are required to be included in fixed asset accounts as reflected in the consolidated balance sheet of the Company and its Subsidiaries.

     "Consolidated Net Tangible Assets" means total assets less (1) total current liabilities (excluding any Debt which, at the option of the borrower, is renewable or extendable to a term exceeding 12 months and which is included in current liabilities and further excluding any deferred income taxes which are included in current liabilities) and (2) goodwill, patents and trademarks, all as stated on the Company's most recent consolidated balance sheet preceding the date of determination.

     "Debt" means any debt for borrowed money which would appear on the balance sheet as a liability or any guarantee of such a debt and includes purchase money obligations. "Debt" does not include any obligation to make payments arising from the transfer of tax benefits under the Economic Recovery Tax Act of 1981 (as it may from time to time be amended, or any successor statute) to the extent such obligation is offset by or conditioned upon receipt of payments from another person.

     "Lien" means any mortgage, pledge, security interest or lien. "Lien" does not include any obligation arising from the transfer of tax benefits under the Economic Recovery Tax Act of 1981 (as it may from time to time be amended, or any successor statute) to the extent such obligation is offset by or conditioned upon receipt of payments from another person.

     "Long-Term Debt" means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee's consent to a date more than 12 months after the Debt was created.

     "Principal Property" means, as to any particular series of Debt Securities, any mining and quarrying or manufacturing facility located in the United States and owned by the Company or by one or more Restricted Subsidiaries from the date Debt Securities of that series are first issued and which has, as of the date the Lien is incurred, a net book value (after deduction of depreciation and other similar charges) greater than 3% of Consolidated Net Tangible Assets, except (1) any such facility or property which is financed by obligations of any State, political subdivision of any State or the District of Columbia under terms which permit the interest payable to the holders of the obligations to be excluded from gross income as a result of the plant, facility or property satisfying the conditions of Section 103(b)(4)(C), (D), (E), (F) or (H) or
Section 103(b)(6) of the Internal Revenue Code of 1954 or Section 142(a) or
Section 144(a) of the Internal Revenue Code of 1986, or of any successors to such provisions, or (2) any such facility or property which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole. However, the chief executive officer or chief financial officer of the Company may at any time declare any mining and quarrying or manufacturing facility or other property to be a Principal Property by delivering a certificate to that effect to the Trustee.

     "Restricted Property" means, as to any particular series of Debt Securities, any Principal Property, any Debt of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary on the date Debt Securities of that series are first issued or secured by a Principal Property (including any property received upon a conversion or exchange of such debt), or any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary (including any property or shares received upon a conversion, stock split or other distribution with respect to the ownership of such stock).

     "Restricted Subsidiary" means a Subsidiary that has substantially all its assets located in, or carries on substantially all its business in, the United States and that owns a Principal Property. Notwithstanding the preceding sentence, a Subsidiary shall not be a Restricted Subsidiary during such period of time as it has shares of capital stock registered under the Exchange Act or it files reports and other information with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

     "Subsidiary" means a corporation a majority of the Voting Stock of which is owned by the Company and/or one or more Subsidiaries.

     "Voting Stock" means capital stock having voting power under ordinary circumstances to elect directors.

     Limitations on Liens. Unless otherwise specified in the Prospectus Supplement in respect of which this Prospectus is being delivered and subject to the following three sentences, the Company will not, and will not permit any Restricted Subsidiary to, as security for any Debt, incur a Lien on any Restricted Property, unless the Company or such Restricted Subsidiary secures or causes to be secured any outstanding Debt Securities equally and ratably with all Debt secured by such Lien. The Lien may equally and ratably secure such Debt Securities and any other obligations of the Company or its Subsidiaries that are not subordinated to any outstanding Debt Securities. This restriction will not apply to, among other things, certain Liens (i) existing at the time a corporation becomes a Restricted Subsidiary; (ii) existing at the time of the acquisition of the Restricted Property or incurred to finance all or some of the purchase price or cost of construction, provided that the Lien may not extend to any other Restricted Property (other than unimproved real property) owned by the Company or any of its Restricted Subsidiaries at the time the property is acquired or the Lien is incurred and provided further that the Lien may not be incurred more than one year after the later of the acquisition, completion of construction or commencement of full operation of the property; (iii) in favor of the Company or another Restricted Subsidiary; (iv) existing at the time a corporation merges into or consolidates with the Company or a Restricted Subsidiary or transfers or leases all or substantially all its assets to the Company or a Restricted Subsidiary; or (v) in favor of a government or governmental entity that secure payment pursuant to a contract, subcontract, statute or regulation, secure Debt guaranteed by the government or governmental agency, secure Debt incurred to finance all or some of the purchase price or cost of construction of goods, products or facilities produced under contract or subcontract for the government or governmental entity, or secure Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien. In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the Debt Securities, incur a Lien that otherwise would be subject to the restrictions, provided that after giving effect to such Lien the aggregate amount of all Debt secured by Liens that otherwise would be prohibited plus all Attributable Debt in respect of sale-leaseback transactions that otherwise would be prohibited by the covenant limiting sale-leaseback transactions described below would not exceed 10% of Consolidated Net Tangible Assets.

     Limitations on Sale-Leaseback Transactions. Unless otherwise specified in the Prospectus Supplement in respect of which this Prospectus is being delivered and subject to the following two sentences, the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer a Principal Property and contemporaneously lease it back, except a lease for a period (including extensions or renewals at the option of the Company or the Restricted Subsidiary) of three years or less. Notwithstanding the foregoing restriction, the Company or any Restricted Subsidiary may sell a Principal Property and lease it back for a longer period if (i) the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; (ii) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions set forth above under the caption "Limitations on Liens," to create a Lien on the property to be leased securing Debt in an amount at least equal in amount to the Attributable Debt (as hereinafter defined) in respect of the sale-leaseback transaction without equally and ratably securing the outstanding Debt Securities; (iii) the Company owns or acquires other property which will be made a Principal Property and is determined by the Board of Directors of the Company to have a fair value equal to or greater than the Attributable Debt incurred;
(iv) within 270 days the Company makes Capital Expenditures with respect to a Principal Property in an amount at least equal to the amount of the Attributable Debt; or (v) the Company or a Restricted Subsidiary makes an optional prepayment in cash of its Debt or capital lease obligations at least equal in amount to the Attributable Debt for the lease, the prepayment is made within 270 days, the Debt prepaid is not owned by the Company or a Restricted Subsidiary, the Debt prepaid is not subordinated to any of the Debt Securities, and the Debt prepaid was Long-Term Debt or capital lease obligations at the time it was created. In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the Debt Securities, enter into a sale-leaseback transaction that otherwise would be subject to the restrictions, provided that after giving effect to such sale-leaseback transaction the aggregate amount of all Debt secured by Liens that otherwise would be prohibited by the covenant limiting Liens described above plus all Attributable Debt in respect of sale-leaseback transactions that otherwise would be prohibited would not exceed 10% of Consolidated Net Tangible Assets.

     Consolidation, Merger, Sale of Assets. The Company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, another corporation unless (1) the resulting, surviving or transferee corporation assumes by supplemental indenture all of the obligations of the Company under the Debt Securities and the Indenture, (2) immediately after giving effect to the transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (3) the Company shall have delivered an officers' certificate and an opinion of counsel each stating that the consolidation, merger or transfer and the supplemental indenture comply with the Indenture.

     When a successor corporation, trustee, paying, agent or registrar assumes all of the obligations of its predecessor under the Debt Securities and the Indenture, the predecessor will be released from those obligations.

DEFAULT AND REMEDIES

     An Event of Default under the Indenture in respect of any series of Debt Securities is: default for 30 days in payment of interest on the Debt Securities of that series; default in payment of principal on the Debt Securities of that series; failure by the Company for 90 days after notice to it to comply with any of its other agreements in the Indenture for the benefit of holders of Debt Securities of that series; certain events of bankruptcy or insolvency; and any other Event of Default specifically provided for by the terms of such series, as described in the related Prospectus Supplement.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of the affected series may declare the Debt Securities of that series to be due and payable immediately, but under certain conditions such acceleration may be rescinded by the holders of a majority in principal amount of the outstanding Debt Securities of the affected series. No holder of Debt Securities may pursue any remedy against the Company under the Indenture (other than with respect to the right to receive payment of principal (and premium, if any) or interest, if any) unless such holder previously shall have given to the Trustee written notice of default and unless the holders of at least 25% in principal amount of the Debt Securities of the affected series shall have requested the Trustee to pursue the remedy and shall have offered the Trustee indemnity satisfactory to it, the Trustee shall not have complied with the request within 60 days of receipt of the request and the offer of indemnity, and the Trustee shall not have received direction inconsistent with the request during such 60-day period from the holders of a majority in principal amount of the Debt Securities of the affected series.

     Securityholders may not enforce the Indenture or the Debt Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Debt Securities unless it receives indemnity satisfactory to it from the Company or, under certain circumstances, the holders of Debt Securities seeking to direct the Trustee to take certain actions under the Indenture against any loss, liability or expense. Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of any series may direct the Trustee in its exercise of any trust or power under the Indenture in respect of that series. The Indenture provides that the Trustee will give to the holders of Debt Securities of any particular series notice of all defaults known to it, within 90 days after the occurrence of any default with respect to such Debt Securities, unless the default shall have been cured or waived. The Trustee may withhold from Security holders notice of any continuing default (except a default in payment of principal or interest) if it determines in good faith that withholding such notice is in the interests of such holders. The Company is required annually to certify to the Trustee as to the compliance by the Company with all conditions and covenants under the Indenture and the absence of a default thereunder, or as to any such default that existed.

     A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Debt Securities or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. By accepting a Debt Security, each Securityholder waives and releases all such claims and liability. This waiver and release are part of the consideration for the issue of the Debt Securities.

DEFEASANCE

     The Indenture provides, unless such provision is made inapplicable to the Debt Securities of any series issued pursuant to the Indenture, that the Company may, subject to certain conditions described below, discharge its indebtedness and its obligations or certain of its obligations under the Indenture in respect of Debt Securities of a series by depositing funds or, in the case of Debt Securities payable in United States dollars, U.S. Government Obligations (as defined in the Indenture), or Debt Securities of the same series with the Trustee. The Indenture provides that (1) the Company will be discharged from any obligation to comply with certain restrictive covenants of the Indenture and certain other obligations under the Indenture and any noncompliance with such obligations shall not be an Event of Default in respect of the series of Debt Securities or (2) provided that 91 days have passed from the date of the deposit referred to below and certain specified Events of Default have not occurred, the Company will be discharged from any and all obligations in respect of the series of Debt Securities (except for certain obligations, including obligations to register the transfer and exchange of the Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series, to maintain paying agencies and to cause money to be held in trust), in either case upon the deposit with the Trustee, in trust, of money, Debt Securities of the same series, and/or U.S. Government Obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay the principal of and each installment of interest on the series of Debt Securities on the date when such payments become due in accordance with the terms of the Indenture and the series of Debt Securities. In the event of any such defeasance under clause (1) above, the obligations of the Company under the Indenture and the Debt Securities of the affected series, other than with respect to the covenants relating to limitations on liens and sale-leaseback transactions and reporting thereon, and covenants relating to consolidations, mergers and transfers of all or substantially all of the assets of the Company, shall remain in full force and effect. In the event of defeasance and discharge under clause (2) above, the holders of Debt Securities of the affected series are entitled to payment only from the trust fund created by such deposit for payment. In the case of the Company's discharge from any and all obligations in respect of a series of Debt Securities as described in clause
(2) above, the trust may be established only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel to the effect that, if the subject Debt Securities are then listed on a national securities exchange, such deposit, defeasance or discharge will not cause the Debt Securities to be delisted. For federal income tax purposes, defeasance and discharge under clause
(2) above may cause holders of the Debt Securities to recognize gain or loss in an amount equal to the difference between the fair market value of the obligations of the trust to the holder and such holder's tax basis in the Debt Securities. Prospective purchasers should consult their tax advisors as to the possible tax effects of such a defeasance and discharge.

     Pursuant to the escrow trust agreements that the Company may execute in connection with the defeasance of all or certain of its obligations under the Indenture as provided above, the Company from time to time may elect to substitute U.S. Government Obligations or Debt Securities of the same series for any or all of the U.S. Government Obligations deposited with the Trustee; provided that the money, U.S. Government Obligations, and/or Debt Securities of the same series in trust following such substitution or substitutions will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the series of Debt Securities on the date when such payments become due in accordance with the terms of the Indenture and the series of Debt Securities. The escrow trust agreements also may enable the Company (1) to direct the Trustee to invest any money received by the Trustee on the U.S. Government Obligations comprising the trust in additional U.S. Government Obligations, and
(2) to withdraw monies or U.S. Government Obligations from the trust from time to time; provided that the money and/or U.S. Government Obligations in trust following such withdrawal will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the series of Debt Securities on the date when such payments become due in accordance with the terms of the Indenture and the series of Debt Securities.

GOVERNING LAW

     The Debt Securities and the Indenture will be governed by the laws of the State of New York.

TRUSTEE

     First Union National Bank from time to time performs other services for the Company in the normal course of business.

ADDITIONAL INFORMATION

     The Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. Any person who receives this Prospectus may obtain a copy of the Indenture without charge by writing to the Company at the address listed under the caption "Incorporation of Certain Information by Reference."

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities offered hereby to or through underwriters or dealers, and also may sell Debt Securities through agents, directly to purchasers, or through a combination of any such methods of sale. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in a Prospectus Supplement, the obligations of underwriters or dealers to purchase the Debt Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Debt Securities offered if any are purchased.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company, and any profit on the resale of Debt Securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     If so indicated in a Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases, such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. Such contracts will be subject to any conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     The Debt Securities will be a new issue of securities with no established trading market. Underwriters and agents to whom such Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for such Debt Securities.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in the applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the issuance of the Debt Securities offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York. Certain legal matters will be passed upon for the underwriters or agents, if any, by Robinson, Bradshaw & Hinson, P.A., 101 North Tryon Street, Suite 1900, Charlotte, North Carolina. Richard A. Vinroot, a shareholder of Robinson, Bradshaw & Hinson, P.A., is a director of the Company. Robinson, Bradshaw & Hinson regularly provides certain legal services to the Company, and certain members of the firm beneficially owned approximately 469 shares of the Company's Common Stock as of the date of this Prospectus.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the Dravo Basic Materials Company, Inc. and subsidiaries have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report, which is incorporated herein by reference, and has been so incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP refers to the prescribed change in the method of accounting for postemployment benefits in 1994.

     The financial statements of American Aggregates Corporation and subsidiary incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the authority of said firm as experts in auditing and accounting.

             ======================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Use of Proceeds.......................   S-2
Capitalization........................   S-3
Selected Financial Data...............   S-4
Recent Developments...................   S-6
Business..............................   S-6
Forward-Looking Statements............   S-7
Description of Notes..................   S-8
Underwriting..........................  S-10

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     4
Forward-Looking Statements............     4
Use of Proceeds.......................     5
Ratio of Earnings to Fixed Charges....     5
Description of Debt Securities........     6
Plan of Distribution..................    14
Legal Matters.........................    15
Experts...............................    15

             ======================================================
             ======================================================
                                  $125,000,000

                                MARTIN MARIETTA
                                MATERIALS, INC.

                                6.90% NOTES DUE
                                AUGUST 15, 2007
                          ---------------------------

                        [MARTIN MARIETTA MATERIALS LOGO]

                          ---------------------------
                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                           MORGAN STANLEY DEAN WITTER
             ======================================================